SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          an announcement regarding proposed appointment of supervisors of China Petroleum & Chemical Corporation (the “Registrant”);

2.          a supplemental notice of annual general meeting for 2022 of the Registrant, the revised proxy form thereto, notification letters and request forms to registered and non-registered shareholders of the Registrant;

Each made by the Registrant on April 18, 2022.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中国石油化工股份有限公司

CHINA PETROLEUM & CHEMICAL CORPORATION

(Stock Code: 00386)

Proposed Appointment of Supervisors

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) announces that each of Mr. Qiu Fasen, Mr. Lv Lianggong, Mr. Wu Bo and Mr. Zhai Yalin was nominated as the non-employee representative supervisor of the eighth session of the Board of Supervisors (the “Supervisor Candidates”). The proposed appointment of the Supervisor Candidates shall be approved by the shareholders of Sinopec Corp. (the “Shareholders”) by way of ordinary resolutions at the annual general meeting for 2021 (“AGM”) of the Company.

The biography details of each of the Supervisor Candidates are set out below:

Qiu Fasen, aged 56. Mr. Qiu is a professor level senior auditor with a master’s degree. In December 2001, he was appointed as the Deputy Director General of Audit Bureau of China Petrochemical Corporation and Deputy Director General of Audit Department of Sinopec Corp.; in January 2007, he was appointed as the Director General of Beijng branch of Audit Bureau (Department) of China Petrochemical Corporation; in November 2010, he was appointed as the Deputy Director General of Audit Bureau of China Petrochemical Corporation, Director General of Beijing branch of Audit Bureau of China Petrochemical Corporation and Deputy Director General of Audit Department of Sinopec Corp.; in May 2014, he was appointed as Secretary of CPC Committee and Deputy General Manager of Sinopec Xinjiang Oil Products Company; in March 2015, he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Xinjiang Oil Products Company; in December 2018, he was appointed as Director General of Mineral Acreage (Community) Management Department of China Petrochemical Corporation; in December 2019, he was appointed as Vice President of Audit Department of Sinopec Corp. and Deputy Director General (Director General Level) of the Office of Audit Committee of Leading Party Member Group of China Petrochemical Corporation; in April 2021, he was appointed as President of Audit Department of Sinopec Corp. and Director General of the Office of Audit Committee of Leading Party Member Group of China Petrochemical Corporation; in July 2021, he was appointed as President of Audit Department of Sinopec Corp., Director General of the Office of Audit Committee of Leading Party Member Group and Secretary of the CPC Committee of the Audit Centre of China Petrochemical Corporation.

Lv Lianggong, aged 56. Mr. Lv is a professor level senior engineer with a master’s degree. In December 2001, he was appointed as Deputy Manager of Sinopec Jinan Company; in August 2008,

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he was appointed as Manager and Deputy Secretary of the CPC Committee of Sinopec Jinan Company; in December 2008, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Sinopec Jinan Company; in December 2016, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Anqing Petrochemical General Plant of China Petrochemical Corporation and General Manager of Sinopec Anqing Company; in July 2017, he was appointed to serve a temporary position as a member of the Standing Committee of the CPC Anqing Municipal Committee; in September 2018, he was appointed as the General Manager and Deputy Secretary of the CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in December 2019, he was appointed as Representative and Secretary of the CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in December 2020, he was appointed as Deputy Chief Economist, Director General of Organization Department of Leading Party Member Group of China Petrochemical Corporation and President of Human Resource Department of Sinopec Corp.; in June 2021, he was appointed as Deputy Chief Economist, Director General of Organization Department of Leading Party Member Group and Director General of the Office of the Organizational Structure Establishment Committee of Leading Party Member Group of China Petrochemical Corporation and President of Human Resource Department of Sinopec Corp.

Wu Bo, aged 48. Mr. Wu is a senior economist with a bachelor's degree. In May 2012, he was appointed as Chief Accountant of Sinopec Hainan Refining and Chemical Company Limited; in August 2017, he was appointed as Deputy General Manager and Chief Accountant of Sinopec Chemical Sales Company Limited; in December 2018, he was appointed as Deputy General Manager and Chief Accountant of China International United Petroleum and Chemical Company Limited; in December 2019, he was appointed as General Manager of Finance Department of China Petrochemical Corporation; in October 2020, he was also appointed as Vice Chairman of China Merchants Energy Shipping Co., Ltd.; in July 2021, he was also appointed as Chairman of Sinopec Century Bright Capital Investment Limited.

Zhai Yalin, aged 58. Mr. Zhai is a professor level senior economist with a bachelor's degree. In December 2001, he was appointed as Deputy Director General of Audit Bureau of China Petrochemical Corporation and Deputy Director General of Audit Department of Sinopec Corp.; from June 2008 to June 2020, he also served as Supervisor of Sinopec Shanghai Petrochemical Company Limited; in April 2018, he was appointed as Director General of the Inspection Team of Leading Party Member Group and Deputy Director General of Audit Bureau of China Petrochemical Corporation and Deputy Director General of Audit Department of Sinopec Corp; from May 2019 to October 2020, he also served as Supervisor of Sinopec Oilfield Service Corporation; in December 2019, he was appointed as Director General of the Inspection Team of Leading Party Member Group of China Petrochemical Corporation; in October 2020, he was appointed as Executive Director and Secretary of the CPC Committee of Sinopec Group Baichuan Economic and Trade Co., Ltd.

Each of the above Supervisor Candidates once approved at the AGM, will enter into a service contract with Sinopec Corp. Pursuant to the provisions in the relevant service contracts, the term of office of each of the Supervisors shall start from the date on which his appointment is approved by the AGM to the date when the term of the eighth session of the Board of Supervisors expires. Each of Mr. Qiu Fasen, Mr. Lv Lianggong, Mr. Wu Bo and Mr. Zhai Yalin will not receive remunerations from Sinopec Corp. once elected as the external supervisors.

Saved as disclosed above, none of the above Supervisor Candidates has served as directors of other listed companies in the past three years and none of them has any relationship with any other directors,

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supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this announcement, none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the Supervisor Candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission, stock exchanges or any other government authority.

Save as disclosed above, there are no other matters in relation to the above Supervisor Candidates which shall be disclosed to the Shareholders and the Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC
18 April 2022

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

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Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING FOR 2021

REFERENCE IS MADE to the Notice of Annual General Meeting 2021 and First H Shareholders Class Meeting for 2022 dated 31 March 2022 (the “Original Notice”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) which set out the details of the Annual General Meeting for 2021 (“AGM”) and the first H shareholders class meeting of Sinopec Corp. for 2022 (the “H Shareholders Class Meeting”) to be held at Beijing Chaoyang U-Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Wednesday, 18 May 2022 at 9:00 a.m. at which the matters set out therein will be proposed for consideration, respectively. Unless otherwise stated, capitalised terms used herein shall have the same meanings as those used in the Original Notice and the circular of the Company dated 31 March 2022 (the “Circular”).

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that at the AGM will consider and, if thought fit, pass the following supplemental resolutions as ordinary resolutions in addition to the resolutions set out in the Original Notice:

New Resolutions to be considered and approved at the AGM

By way of cumulative voting

10.00	To elect the supervisors (not including employee representative supervisors):

10.01	To elect Mr. Qiu Fasen as an external supervisor of the eighth session of the board of supervisors of the Company.

10.02	To elect Mr. Lv Lianggong as an external supervisor of the eighth session of the board of supervisors of the Company.

10.03	To elect Mr. Wu Bo as an external supervisor of the eighth session of the board of supervisors of the Company.

10.04	To elect Mr. Zhai Yalin as an external supervisor of the eighth session of the board of supervisors of the Company.

Details of the above resolutions are included in Appendix I to this supplemental notice of the AGM. The resolutions and other matters set out in the Original Notice remain unchanged.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC
18 April 2022

Notes:

1.
Other than the supplemental resolutions to be considered at the AGM as set out above, the resolutions set out in the Original Notice remain unchanged. For details of other resolutions to be considered at the AGM and the resolution to be considered at the H Shareholders Class Meeting, the closure of share register of members, eligibility for attending the AGM and/or H Shareholders Class Meeting, registration procedures for attending the AGM and/or H Shareholders Class Meeting, appointment of proxy and other relevant matters, please refer to the Original Notice and the Circular of the Company dated 31 March 2022 published on the website of The Stock Exchange of Hong Kong Limited and the website of the Company.

2.
Since the form of proxy for the AGM enclosed with the Original Notice dated 31 March 2022 (the “First Form of Proxy”) does not contain the additional resolutions set out in this supplemental notice, a new form of proxy (the “Revised Form of Proxy”) has been prepared and is enclosed with this supplemental notice.

3.
The Revised Form of Proxy for use at the AGM is enclosed herewith and published on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk). Shareholders who intend to appoint a proxy to attend the AGM are requested to complete the Revised Form of Proxy in accordance with the instructions printed thereon and return the same to the Company’s business address or the Company’s H share registrar, Hong Kong Registrars Limited (the address is Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) no later than 24 hours before the time for holding the AGM or any adjournment thereof (as the case maybe) (i.e. before 9:00 a.m. on 17 May 2022, Hong Kong time) (the “Deadline”).

4.
Important: If the shareholders of the Company have not yet lodged the First Form of Proxy with the Company or the Company’s H share registrar, shareholders are requested to lodge only this Revised Form of Proxy. A shareholder who has lodged the First Form of Proxy with the Company or the Company’s H share registrar should note that:

(a)	the duly completed Revised Form of Proxy will be treated as the valid form of proxy lodged by such shareholder;

(b)
if such shareholder fails to lodge the Revised Form of Proxy with the Company or the Company’s H share registrar, the lodged First Form of Proxy, if duly completed, will remain effective and applicable to the extent permissible. For the additional resolutions not set out in the First Form of Proxy, the proxy appointed under the First Form of Proxy shall have the right to vote at his/her discretion if no relevant instruction is received;

(c)
any Revised Form of Proxy which is lodged with the Company or the Company’s H share registrar after the Deadline shall be invalid. The First Form of Proxy previously lodged by such shareholder shall not be revoked. The First Form of Proxy, if duly completed, will be deemed effective and applicable to the extent permissible. For the additional resolutions not set out in the First Form of Proxy, the proxy appointed under the First Form of Proxy shall have the right to vote at his/her discretion if no relevant instruction is received.

5.	Shareholders are reminded that completion and return of the Revised Form of Proxy will not preclude you from attending and voting in person at the AGM or any adjournment thereof.

6.	The reply slip for use at the AGM sent together with the Original Notice remains valid for the AGM if duly completed and returned in accordance with the instructions printed thereon.

7.	Shareholders are reminded to refer to other notes contained in the Original Notice.

As of the date of this notice, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

APPENDIX I

Proposed Appointment of Supervisors

The board of directors of the Company announces that each of Mr. Qiu Fasen, Mr. Lv Lianggong, Mr. Wu Bo and Mr. Zhai Yalin was nominated as the non-employee representative supervisor of the eighth session of the Board of Supervisors (the “Supervisor Candidates”).

The proposed appointment of the Supervisor Candidates shall be approved by the shareholders of Sinopec Corp. (the “Shareholders”) by way of ordinary resolutions at the AGM of the Company.

The biography details of each of the Supervisor Candidates are set out below:

Qiu Fasen, aged 56. Mr. Qiu is a professor level senior auditor with a master’s degree. In December 2001, he was appointed as the Deputy Director General of Audit Bureau of China Petrochemical Corporation and Deputy Director General of Audit Department of Sinopec Corp.; in January 2007, he was appointed as the Director General of Beijng branch of Audit Bureau (Department) of China Petrochemical Corporation; in November 2010, he was appointed as the Deputy Director General of Audit Bureau of China Petrochemical Corporation, Director General of Beijing branch of Audit Bureau of China Petrochemical Corporation and Deputy Director General of Audit Department of Sinopec Corp.; in May 2014, he was appointed as Secretary of CPC Committee and Deputy General Manager of Sinopec Xinjiang Oil Products Company; in March 2015, he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Xinjiang Oil Products Company; in December 2018, he was appointed as Director General of Mineral Acreage (Community) Management Department of China Petrochemical Corporation; in December 2019, he was appointed as Vice President of Audit Department of Sinopec Corp. and Deputy Director General (Director General Level) of the Office of Audit Committee of Leading Party Member Group of China Petrochemical Corporation; in April 2021, he was appointed as President of Audit Department of Sinopec Corp. and Director General of the Office of Audit Committee of Leading Party Member Group of China Petrochemical Corporation; in July 2021, he was appointed as President of Audit Department of Sinopec Corp., Director General of the Office of Audit Committee of Leading Party Member Group and Secretary of the CPC Committee of the Audit Centre of China Petrochemical Corporation.

Lv Lianggong, aged 56. Mr. Lv is a professor level senior engineer with a master’s degree. In December 2001, he was appointed as Deputy Manager of Sinopec Jinan Company; in August 2008, he was appointed as Manager and Deputy Secretary of the CPC Committee of Sinopec Jinan Company; in December 2008, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Sinopec Jinan Company; in December 2016, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Anqing Petrochemical General Plant of China Petrochemical Corporation and General Manager of Sinopec Anqing Company; in July 2017, he was appointed to serve a temporary position as a member of the Standing Committee of the CPC Anqing Municipal Committee; in September 2018, he was appointed as the General Manager and Deputy Secretary of the CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in December 2019, he was appointed as Representative and Secretary of the CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in December 2020, he was appointed as Deputy Chief Economist, Director General of Organization Department of Leading Party Member Group of China Petrochemical Corporation and President of Human Resource Department of Sinopec Corp.; in June 2021, he was appointed as Deputy Chief Economist, Director General of Organization Department of Leading Party Member Group and Director General of the Office of the Organizational Structure Establishment Committee of Leading Party Member Group of China Petrochemical Corporation and President of Human Resource Department of Sinopec Corp.

APPENDIX I

Wu Bo, aged 48. Mr. Wu is a senior economist with a bachelor's degree. In May 2012, he was appointed as Chief Accountant of Sinopec Hainan Refining and Chemical Company Limited; in August 2017, he was appointed as Deputy General Manager and Chief Accountant of Sinopec Chemical Sales Company Limited; in December 2018, he was appointed as Deputy General Manager and Chief Accountant of China International United Petroleum and Chemical Company Limited; in December 2019, he was appointed as General Manager of Finance Department of China Petrochemical Corporation; in October 2020, he was also appointed as Vice Chairman of China Merchants Energy Shipping Co., Ltd.; in July 2021, he was also appointed as Chairman of Sinopec Century Bright Capital Investment Limited.

Zhai Yalin, aged 58. Mr. Zhai is a professor level senior economist with a bachelor's degree. In December 2001, he was appointed as Deputy Director General of Audit Bureau of China Petrochemical Corporation and Deputy Director General of Audit Department of Sinopec Corp.; from June 2008 to June 2020, he also served as Supervisor of Sinopec Shanghai Petrochemical Company Limited; in April 2018, he was appointed as Director General of the Inspection Team of Leading Party Member Group and Deputy Director General of Audit Bureau of China Petrochemical Corporation and Deputy Director General of Audit Department of Sinopec Corp; from May 2019 to October 2020, he also served as Supervisor of Sinopec Oilfield Service Corporation; in December 2019, he was appointed as Director General of the Inspection Team of Leading Party Member Group of China Petrochemical Corporation; in October 2020, he was appointed as Executive Director and Secretary of the CPC Committee of Sinopec Group Baichuan Economic and Trade Co., Ltd.

Each of the above Supervisor Candidates once approved at the AGM, will enter into a service contract with Sinopec Corp. Pursuant to the provisions in the relevant service contracts, the term of office of each of the Supervisors shall start from the date on which his appointment is approved by the AGM to the date when the term of the eighth session of the Board of Supervisors expires. Each of Mr. Qiu Fasen, Mr. Lv Lianggong, Mr. Wu Bo and Mr. Zhai Yalin will not receive remunerations from Sinopec Corp. once elected as the external supervisors.

Saved as disclosed above, none of the above Supervisor Candidates has served as directors of other listed companies in the past three years and none of them has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this supplemental notice, none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the Supervisor Candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission, stock exchanges or any other government authority.

Save as disclosed above, there are no other matters in relation to the above Supervisor Candidates which shall be disclosed to the Shareholders and the Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Number of shares related to this proxy form (note 2)

Revised Proxy Form for the Annual General Meeting for 2021

I (We) (note 1)
of
being the holder(s) of	H Share(s) (note 2) of RMB1.00 each of
China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) now appoint of
(I.D. No.:	Tel. No.:	)/the chairman of the
meeting (note 3) as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the annual general meeting of Sinopec Corp. for 2021 (“AGM”) to be held at 9:00 a.m. on Wednesday, 18 May 2022 at Beijing Chaoyang U- Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, China. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.

AGM
No.	By way of non-cumulative voting	For (note 4)	Against (note 4)
1.	To consider and approve the Report of the Board of Directors for 2021 of Sinopec Corp.
2.	To consider and approve the Report of the Board of Supervisors for 2021 of Sinopec Corp.
3.	To consider and approve the audited financial reports of Sinopec Corp. for the year ended 31 December 2021 prepared by KPMG Huazhen (Special General Partnership) and KPMG.
4.	To consider and approve the profit distribution plan of Sinopec Corp. for the year ended 31 December 2021.
5.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2022.
6.
To consider and approve the re-appointment of KPMG Huazhen (Special General Partnership) and KPMG as the external auditors of Sinopec Corp. for the year 2022, and to authorise the Board to determine their remunerations.

7.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s).
8.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.
9.	To grant to the Board a mandate to buy back domestic shares and/or overseas-listed foreign shares of Sinopec Corp.
No.	By way of cumulative voting	For (note 4)	Against (note 4)
10.00	To elect the supervisors (not including employee representative supervisors).
10.01	To elect Mr. Qiu Fasen as an external supervisor of the eighth session of the board of supervisors of the Company.

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10.02	To elect Mr. Lv Lianggong as an external supervisor of the eighth session of the board of supervisors of the Company.
10.03	To elect Mr. Wu Bo as an external supervisor of the eighth session of the board of supervisors of the Company.
10.04	To elect Mr. Zhai Yalin as an external supervisor of the eighth session of the board of supervisors of the Company.

Date:	2022	Signature(s):	(note 6)

Notes:

1.	Please insert full name(s) and address(es) in BLOCK LETTERS.

2.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the AGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote at the AGM provided that such proxies must attend the AGM in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “√” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “√” in the appropriate space under “Against”. In the absence of any such indication, the proxy may vote or abstain at his discretion. Pursuant to the articles of association of Sinopec Corp., the shares withheld or abstained from voting will not be counted in the calculation of the vote with voting right.

5.
Please note: In respect of sub-resolutions 10.01-10.04 of the resolution No. 10 regarding election of the supervisors (not including employee representative supervisors), the cumulative voting system shall be adopted for those resolutions. Please refer to the following explanations and fill in your votes:

(i)
In respect of sub-resolutions 10.01-10.04, each share you hold has voting rights equal to the total number of supervisors (not including employee representative supervisors) to be elected, i.e., 4. For example, if you hold 1 million shares, and the total number of supervisors (not including employee representative supervisors) to be elected is 4, the total number of shares for which you have the voting rights under sub-resolutions 10.01-10.04 of the resolution No. 10 will be 4 million shares (i.e. 1 million shares x4=4 million shares).

(ii)
Please note that you may give equal number of votes to each candidate or give all your votes as represented by the shares you hold to one particular candidate, or certain number of votes as represented by the shares you hold to certain candidates.

(iii)
If you wish to give equal number of votes to each candidate, please indicate with a “√” in the appropriate space under “For” or “Against”; if not, please state the number of votes in the column “For” and/or “Against” you give to each of the candidates for election.

(iv)	After you have allocated all the voting rights represented by all the shares held by you to a certain number of candidates, you do not have further voting rights in respect of other candidates.

(v)
Please note with particular attention that, if the total number of votes you have exercised and allocated to a certain number of candidates exceeds the total number of voting rights represented by the shares held by you, all your votes shall become void, and you will be deemed to have abstained from voting. If the total number of votes you have exercised and allocated to a certain number of candidates is no more than the total number of voting rights represented by the shares held by you, your votes are valid, and those votes not exercised (if any) will be deemed as being abstained from voting.

(vi)
Where the total number of votes in favour of a candidate for supervisor (not including employee representative supervisor) exceeds one- half of the total number of shares with voting rights represented by shareholders attending the AGM (based on the non-cumulative number of shares) and the votes for exceed the votes against, that candidate will be elected. If an insufficient number of supervisors is to be elected at the AGM, then a further round of voting in respect of the unelected candidates will be conducted for the remaining vacancy, until all the supervisors have been elected.

(vii)
When conducting a further round of voting for the vacancy of supervisors (not including employee representative supervisor) according to above, the total number of shares for which the shareholders have the voting rights shall be re-calculated based on the number of the then candidates.

6.
This form of proxy must be signed under hand by you or your attorney duly authorised in writing on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

7.	The full text of resolutions No. 7, 8 and 9 are set out in the original notice of the AGM. Resolutions No. 7, 8 and 9 are special resolutions and the others are ordinary resolutions.

8.
In the case of joint holders of shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting in person or by proxy, the vote of the person whose name stands first on the register of members of Sinopec Corp. in respect of such share shall be accepted.

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9.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised must be delivered by the holder of H Shares to Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at least 24 hours before the time designated for the holding of the AGM (i.e. before 9:00 a.m., 17 May 2022 Hong Kong time) (“Deadline”). If the original copy of this proxy form is not received by such time, the shareholder can be deemed as having not attended the AGM and the relevant proxy form can be deemed as void, unless otherwise stated in this proxy form.

10.
Important: If the shareholders of the Company have not yet lodged the original proxy form for the AGM (issued by the Company along with, among other things, the original notice of the AGM dated 31 March 2022) (the “First Form of Proxy”) with the Company or the Company’s H Share Registrar, shareholders are requested to lodge only this revised form of proxy (the “Revised Form of Proxy”). A shareholder who has lodged the First Form of Proxy with the Company or the Company’s H Share Registrar should note that:

(a)	the duly completed Revised Form of Proxy will be treated as the valid form of proxy lodged by such shareholder;

(b)
if such shareholder fails to lodge the Revised Form of Proxy with the Company or the Company’s H Share Registrar, the lodged First Form of Proxy, if duly completed, will remain effective and applicable to the extent permissible. For the additional resolutions not set out in the First Form of Proxy, the proxy appointed under the First Form of Proxy shall have the right to vote at his/her discretion if no relevant instruction is received;

(c)
any Revised Form of Proxy which is lodged with the Company or the Company’s H Share Registrar after the Deadline shall be invalid. The First Form of Proxy previously lodged by such shareholder shall not be revoked. The First Form of Proxy, if duly completed, will be deemed effective and applicable to the extent permissible. For the additional resolutions not set out in the First Form of Proxy, the proxy appointed under the First Form of Proxy shall have the right to vote at his/her discretion if no relevant instruction is received.

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中國石油化工股份有限公司
CHINA PETROLEUM & CHEMICAL CORPORATION
（在中華人民共和國註冊成立的股份有限公司）
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
（股份代碼：00386）
(Stock Code: 00386)

NOTIFICATION LETTER	通 知 信 函

18 April 2022
Dear Shareholder,

China Petroleum & Chemical Corporation (the “Company”)
– Notice of Publication of Annual Report, Supplemental Notice and Revised Proxy Form of Annual General Meeting for the year 2021 (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at http://www.sinopec.com/listco/ and the HKEXnews’ website at www.hkexnews.hk, or the arranged printed form(s) of Current Corporate Communications is enclosed (if applicable). You may access the Current Corporate Communications on the home page of our website or browsing through the HKEXnews’ website and viewing them require Adobe® Reader® .

Shareholders may at any time choose to receive free of charge Corporate Communications (Note) either in printed form, or read the website version; and either in English language version only, Chinese language version only or both language versions, notwithstanding any wish to the contrary they have previously conveyed to the Company. If you want to receive another printed version of the Current Corporate Communications, or you would like to cha nge your choice of language or means of receipt of the Company’s Corporate Communications in future. Please complete the Request Form in reverse side and send it to t he Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”), using the mailing label and need not to aff ix a stamp when returning (if posted in Hong Kong). Otherwise, please affix an appropriate stamp. The address of Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road E ast, Wan Chai, Hong Kong. You may also send email with a scanned copy of this Form to sinopec.ecom@computershare.com.hk. The Request Form may also be downloaded from the Company’s website at http://www.sinopec.com/listco/ or the HKEXnews’ website at www.hkexnews.hk.

Even if you have chosen (or are deemed to have consented) to receive all future Corporate Communications via Website version but for any reason you have difficulty in receiving or gaining access to the Current Corporate Communications, the Company will promptly upon your request send the Current Corporate Communications to you in printed form free of charge.

Should you have any queries in relation to this letter, please call the service hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays.

Yours faithfully,
For and on behalf of
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Note:
Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular and (f) a proxy form.

各 位 股 東:

中 國 石 油 化 工 股 份 有 限 公 司 （「 本 公 司 」）
– 年 報 、 2 0 2 1 年 股 東 大 會 補 充 通 知 及 經 修 訂 委 託 代 理 人 表 格 （「 本 次 公 司 通 訊 文 件 」） 之 發 佈 通 知

本 公 司 的 本 次 公 司 通 訊 文 件 中 、 英 文 版 本 已 上 載 於 本 公 司 網 站 (http://www.sinopec.com/listco/) 及 香 港 交 易 所 披 露 易 網 站 (www.hkexnews.hk)， 歡 迎 瀏 覽。 或 按 安 排 附 上 本 次 公 司 通 訊 文 件 之 印 刷 本 ( 如 適 用 )。 請 在 本 公 司 網 站 或 在 香 港 交 易 所 披 露 易 網站 使 用 Adobe® Reader® 開 啟 並 瀏 覽 有 關 文 件 。

儘 管 閣 下 早 前 曾 向 本 公 司 作 出 公 司 通 訊 文 件 ( 附 註 ) 收 取 方 式 或 語 言 版 本 的 選 擇， 但 仍 可 以 隨 時 更 改 有 關 選 擇， 轉 為 以 印 刷 本或 網 上 方 式 收 取 及 只 收 取 英 文 印 刷 本 、 或 只 收 取 中 文 印 刷 本 ； 或 同 時 收 取 中 、 英 文 印 刷 本 ， 費 用 全 免 。 如 閣 下 欲 收 取 本次 公 司 通 訊 文 件 之 另 一 語 言 印 刷 本 ， 或 欲 選 擇 有 別 於 閣 下 所 選 擇 的 公 司 通 訊 語 言 版 本 或 收 取 方 式 ， 以 更 改 日 後 收 取 公 司通 訊 文 件 之 語 言 版 本 及 收 取 途 徑 之 選 擇。 請 閣 下 填 妥 在 本 函 背面的 申 請 表 格， 並使用隨附之郵寄標籤寄回，而毋須貼上郵票（ 如在香港投寄）； 否 則， 請貼上適當的郵票， 申請表格請寄回香 港 證 券 登 記 有 限 公 司（「 香 港 證 券 登 記 處 」）， 地 址 為 香 港 灣 仔 皇 后 大 道 東 1 8 3 號 合 和 中 心 17M 樓 。 你亦可把已填妥之申 請 表 格 的掃描副本電郵到 sinopec.ecom@computershare.com.hk 。申 請 表 格 亦 可 於 本 公 司 網 站 (http://www.sinopec.com/listco/) 或 香 港 交 易 所 披 露 易 網 站 (www.hkexnews.hk)內 下 載 。

股 東 如 已 選 擇 以 網 上 方 式 收 取 日 後 公 司 通 訊 文 件 （ 或 被 視 為 已 同 意 以 網 上 方 式 收 取 ） 但 因 任 何 理 由 未 能 閱 覽 載 於 網 站 的 本次 公 司 通 訊 文 件 ， 股 東 只 要 提 出 要 求 ， 我 們 將 盡 快 向  閣 下 寄 上 所 要 求 的 有 關 文 件 的 印 刷 版 本 ， 費 用 全 免 。

閣 下 如 有 任 何 與 本 函 有 關 的 疑 問 ， 請 致 電 服 務 熱 線 (852) 2862 8688, 辦 公 時 間 為 星 期 一 至 五 （ 公 眾 假 期 除 外 ） 上 午 9 時 正
至 下 午 6 時 正 。
代 表
中 國 石 油 化 工 股 份 有 限 公 司
副 總 裁 、 董 事 會 秘 書
黃 文 生 謹 啟
2 0 2 2 年 4 月 18 日

z附 :	公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格 。

CPCH-20042022-1(0)

+	CCS2135	CPCH	+

Request Form 申請表格

To:	China Petroleum & Chemical Corporation (“Company”)	致:	中國石油化工股份有限公司（「公司」）

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen’s Road East,
Wan Chai, Hong Kong
（在中華人民共和國註冊成立的股份有限公司） （股份代號：00386） 經香港證券登記有限公司 香港灣仔皇后大道東 183 號 合和中心 17M 樓

I/We have already received a printed copy of the Current Corporate Communications in Chinese/English or have chosen (or are deemed to have consented) to read the Current Corporate Communications posted on the Company’s website, I/We would like to receive another printed version of the Current Corporate Communications of the Company as indicated below:
本人／我們已收取本次公司通訊文件之英文／中文印刷本或已選擇（或被視為已同意）瀏覽 貴公司網站所登載之本次公司通訊文件，但現在希望以下列方式收取 貴公司本次公司通訊文件之另一語言印刷本：

(Please mark ONLY ONE（X）of the following boxes)
(請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐	I/We would like to receive a printed copy in English now. 本人／我們現在希望收取一份英文印刷本。

☐	I/We would like to receive a printed copy in Chinese now. 本人／我們現在希望收取一份中文印刷本。

☐	I/We would like to receive both the printed English and Chinese copies now. 本人／我們現在希望收取英文和中文各一份印刷本。

Name(s) of Shareholder(s)#		Signature
股東姓名#		簽名
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)
Address#
地址#
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)
Contact telephone number		Date
聯絡電話號碼		日期

# You are required to fill in the details if you download this request form from the Company’s Website.
假如你從公司網站下載本申請表格，請必須填上有關資料

Notes 備註 :
1.	Please complete all your details clearly.
請 閣下清楚填妥所有資料。
2.
If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Request Form in order to be valid.

如屬聯名股東，則本申請表格須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。
3.	Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectl y completed will be void.
如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.	For the avoidance of doubt, we do not accept any special instructions written on this Request Form.
為免存疑，任何在本申請表格上的額外手寫指示，本公司將不予處理。
5.
Please note that both printed English and Chinese versions of all the Company’s Corporate Communications which we have sent to our Shareholders in the past 12 months are av ailable from the Company on request. They are also available on the Company’s website ( http://www.sinopec.com/listco/) for five years from the date of first publication.

公司備有於過去 12 個月曾寄發予股東 的公司通訊文件的中、英文版印刷本。該等通訊文件亦由首次登載日期起計，持續 5 年載於公司網站(http://www.sinopec.com/listco/ )上

20042022    1    0
■

Mailing Label 郵寄標籤

Computershare Hong Kong Investor Services Limited

香港中央證券登記有限公司

Freepost No. 簡便回郵號碼：37

Hong Kong 香港

Please cut the mailing label and stick it on an envelope to return this Request Form to us.

No postage is necessary if posted in Hong Kong.

當 閣下寄回本申請表格時，請將郵寄標籤剪貼於信封上。

如在本港投寄， 閣下無需支付郵費或貼上郵票。

Get in touch with us 與我們聯繫

Send us an enquiry 查詢

Rate our service 評價

Lodge a complaint 投訴

Contact Us 聯繫我們

www.computershare.com/hk/contact

中國石油化工股份有限公司
CHINA PETROLEUM & CHEMICAL CORPORATION
（在中華人民共和國註冊成立的股份有限公司）
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
（股份代碼：00386）
(Stock Code: 00386)

NOTIFICATION LETTER	通 知 信 函
18 April 2022
Dear Non-registered holder (1),

China Petroleum & Chemical Corporation (the “Company”)
– Notice of Publication of Annual Report and Supplemental Notice of Annual General Meeting for the year 2021 (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at http://www.sinopec.com/listco/ and the HKEXnews’ website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website and viewing them through Adobe® Reader® or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form m ay also be downloaded from the Company’s website at http://www.sinopec.com/listco/ or the HKEXnews’ website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the service hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to sinopec.ecom@computershare.com.hk.

Yours faithfully,
For and on behalf of
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Note:
(1) This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人(1):

中國石油化工股份有限公司（「本公司」）
– 年報及 2021 年股東大會補充通知（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(http://www.sinopec.com/listco/) 及香港交易所披露易網站 (www.hkexnews.hk)， 歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項並使用 Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文 件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）（ 如在香港投寄， 毋須貼上郵票；否則，請貼上適當的郵票）。香港證券登記處地址為香港灣仔皇后大道東 183 號合和中心 17M 樓。 申請表格亦可於本公司網站(http://www.sinopec.com/listco/)或香港交易所披露易網站 (www.hkexnews.hk)內下載 。

如對本函內容有任何疑問， 請致電服務熱線(852) 2862 8688，辦公時間為星期一至五（ 公眾假期除外） 上午 9 時正至下午 6 時正或電郵至 sinopec.ecom@computershare.com.hk 。

代 表
中 國 石 油 化 工 股 份 有 限 公 司
副 總 裁 、 董 事 會 秘 書
黃 文 生 謹 啟
2022 年 4 月 18 日

附註 :	(1) 此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有 限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格 。

CPCH-20042022-1(0)

+	CCS2136	CPCH_NRH	+

Request Form 申請表格

To:	China Petroleum & Chemical Corporation (“Company”)	致:	中國石油化工股份有限公司（「公司」）

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen’s Road East,
Wan Chai, Hong Kong
（在中華人民共和國註冊成立的股份有限公司） （股份代號：00386） 經香港證券登記有限公司 香港灣仔皇后大道東 183 號 合和中心 17M 樓

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below:
本人／我們希望以下列方式收取 貴公司之公司通訊文件*（「公司通訊文件」）：
(Please mark ONLY ONE（X）of the following boxes) (請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐	to receive the printed English version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之英文印刷本；或

☐	to receive the printed Chinese version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之中文印刷本；或

☐	to receive both printed English and Chinese versions of all Corporate Communications. 同時收取公司通訊文件之英文及中文印刷本。

Contact telephone number	Signature
聯絡電話號碼	簽名

Notes 備註 :
1.	Please complete all your details clearly.
請 閣下清楚填妥所有資料。
2.
This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).

此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或 公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。
3.	Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.
The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hong K ong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.

5.	上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止 持有本公司的股份。
6.	For the avoidance of doubt, we do not accept any other instruction given on this Request Form.
為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

*
Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financ ial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用， 財務摘要報告； (b)中期報告及如適用，中期摘要報告； (c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

20042022    1    0
■

Mailing Label 郵寄標籤

Computershare Hong Kong Investor Services Limited

香港中央證券登記有限公司

Freepost No. 簡便回郵號碼：37

Hong Kong 香港

Please cut the mailing label and stick it on an envelope to return this Request Form to us.

No postage is necessary if posted in Hong Kong.

當 閣下寄回本申請表格時，請將郵寄標籤剪貼於信封上。

如在本港投寄， 閣下無需支付郵費或貼上郵票。

Get in touch with us 與我們聯繫

Send us an enquiry 查詢

Rate our service 評價

Lodge a complaint 投訴

Contact Us 聯繫我們

www.computershare.com/hk/contact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: April 19, 2022